Exhibit 12

TEXTRON FINANCIAL CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(Dollars in millions)

Income before income taxes	$158

FIXED CHARGES:
Interest on debt	252
Estimated interest portion of rents	2

Total fixed charges	254

Adjusted income	412
Ratio of earnings to fixed charges(1)	1.62	x

(1)	The ratio of earnings to fixed charges has been computed by dividing income before income taxes and fixed charges by fixed charges. Fixed charges consist of interest on debt and one-third rental expense as representative of interest portion of rentals.